P.E. 1/31/02

02016699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 2 2002
080

Form 6-K

PROCESSED
MAR 0 1 2002
THOMSON
FINANCIAL

For the month of January 2002

BOOKHAM TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On January 15, 2002, Bookham Technology plc (the "Company") filed with the UK Listing Authority, pursuant to its Listing Rules, and on January 17, 2002, the Company filed with the Nasdaq National Market, a notification with respect to the dissemination of materials to shareholders of the Company in connection with the Company's Extraordinary General Meeting to be held on January 31, 2002. A copy of these materials is attached as Exhibit 99.4 to the Company's Current Report on Form 6-K for the month of December 2001 and is incorporated herein by reference.

On January 17, 2002, the Company filed with the UK Listing Authority a Schedule 3A, Application for Admission of Securities to the Official List, for the admission of 12,891,000 ordinary shares of the Company to the Official List (the "Application") in connection with the Company's proposed acquisition of the business and assets of Marconi Optical Components Limited. A copy of this filing is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On January 17, 2002, the Company delivered a letter to the UK Listing Authority stating that in accordance with paragraph 7.7(b) of its Listing Rules, the Company had not offered and would not offer any of the 12,891,000 ordinary shares of the Company to which the Application related to the public in the United Kingdom for the first time prior admission. A copy of this letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On January 17, 2002 the Company filed with the London Stock Exchange a Form 1, Application for Admission of Securities to Trading, for the admission to trading of 12,891,000 ordinary shares of the Company on the London Stock Exchange in connection with the Company's proposed acquisition of the business and assets of Marconi Optical Components Limited. A copy of this filing is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On January 21, 2002, the Company issued a press release announcing that in connection with the Company's proposed acquisition of the business and assets of Marconi Optical Components Limited, the Company had made an application to the UK Listing Authority for the admission of 12,891,000 ordinary shares of the Company to the Official List and to the London Stock Exchange for admission to trading. A copy of this press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

<u>Exhibits</u>

99.1 Schedule 3A, Application for Admission of Securities to the Official List, dated January 17, 2002.

99.2 Letter to the UK Listing Authority dated January 17, 2002.

99.3 Form 1, Application for Admission to Trading, dated January 17, 2002.

99.4 Press Release issued on January 21, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

By: /s/ Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Office and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 17 January 2002

Details of securities to be listed

BOOKHAM TECHNOLOGY plc [Insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
200,000,000	in	GBP0.003	143,051,413
	in		
	in		
Under block listing schemes, unissued			(3,540,289)
£ 667,000			£ 476,838

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
N/A		
£		

Please specify where the issuer is listed and the nature of the listing
Primary London Stock Exchange Official List
Secondary NASDAQ National Market

Please specify on which RIEs the issuer has applied to have its securities traded London Stock Exchange

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
12,891,000 ordinary shares of 1/3 pence each,
fully paid

Type of issue for which application is being made
Vendor consideration issue

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(l) of the listing rules of the UK Listing Authority in due course.

Signed [signature]

Director or secretary or other duly authorised officer for and on behalf of

Name of issuer BOOKHAM TECHNOLOGY plc

To be completed in all cases

Application to be heard on:	23 January 2002
Admission expected to be effective on:	1 February 2002

Name(s) of contact(s) at issuer regarding the application	Alena Davis (contact at Lehman Brothers)
Telephone number:	0207 260 1057

Exhibit 99.2

BOOKHAM technology

Attn. Linda Callard
Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
London
E14 5HS

17th January 2002

Dear Linda,

Bookham Technology plc
Application for admission of securities to listing

In accordance with paragraph 7.7(b) of the Listing Rules, we are writing to confirm that Bookham Technology plc has not offered and will not offer any of the 12,891,000 ordinary shares, to which the enclosed application relates, to the public in the United Kingdom for the first time prior admission.

Yours sincerely,

Philip Davis
For and on behalf of
Bookham Technology plc

Enc.

ISO 9001
FM

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than 2 business days prior to the consideration of the application for admission to trading.

To: London Stock Exchange

1. **Full name of Issuer:** BOOKHAM TECHNOLOGY plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example: *30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

12,891,000 ordinary shares of 1/3 pence each fully paid

3. **Type of issue for which application is being made:** Example: *Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Vendor consideration issue

4. **Are the securities for which application is now made identical* in all respects**

(a) with each other? YES

(b) with an existing class of security? YES

If you answered *NO* to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought [redacted] will be issued on:**

Date: 1 February 2002

Please indicate whether the certificates are in registered or bearer form:

REGISTERED

Note in relation to Question 4:

"Identical" means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system): Residual settlement

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] Date: 17 January 2002

Director or secretary or other duly authorised officer, for and on behalf of

Name of Issuer: BOOKHAM TECHNOLOGY PLC

Application to be considered on (date): 23 January 2002

Dealings expected to commence on (date): 1 February 2002

Contact at the issuer:

Name: Philip Davis

Email address: philip.davis@bookham.com

Telephone number: 01235 837781

Contact at nominated representative (if applicable):

Name:	Alena Davis
Email address:	aldavis@lehman.com
Telephone number:	0207 260 1057

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. NO

Please ensure all sections of this form have been completed before submitting

Bookham Technology plc
21st January 2002

Bookham Technology plc ("Bookham")

Application for admission of securities to listing and trading

Application has been made to the UK Listing Authority for the admission of 12,891,000 ordinary shares of 1/3 pence each in Bookham (the "Consideration Shares"), fully paid, to the Official List and to the London Stock Exchange for admission of the Consideration Shares to trading.

The Consideration Shares are to be issued in connection with the proposed acquisition of the business and assets of Marconi Optical Components Limited, which is conditional, inter alia, upon the approval of Bookham shareholders at an extraordinary general meeting to be held on 31 January 2002 (the "EGM").

Subject to receiving such approval at the EGM, it is expected that admission to listing will become effective and that trading in the Consideration Shares will commence on 1 February 2002.